Exhibit 14

Imobolis, Inc. (“Imobolis”) maintains certain policies to guide its employees with respect to standards of conduct expected in areas where improper activities could damage the Company's reputation and otherwise result in serious adverse consequences to the Company and to employees involved. The purpose of this Policy is to affirm, in a comprehensive statement, required standards of conduct and practices with respect to certain types of payments and political contributions.

An employee's actions under this Policy are significant indications of the individual's judgment and competence. Accordingly, those actions constitute an important element in the evaluation of the employee for position assignments and promotion. Correspondingly, insensitivity to or disregard of the principles of this Policy will be grounds for appropriate management disciplinary action.

STATEMENT OF POLICY

Prohibition of Improper Payments

The Company expects all employees to use only legitimate practices in commercial operations and in promoting the Company position on issues before governmental authorities. As stated below, "kickbacks" or "bribes" intended to induce or reward favorable buying decisions and governmental actions are unacceptable and prohibited.

No employee of the Company or any Controlled Affiliate acting on the Company's behalf shall, in violation of any applicable law, offer or make directly or indirectly through any other person or firm, any payment of anything of value (in the form of compensation, gift, contribution or otherwise) to:

•
any person or firm employed by or acting for or on behalf of any customer, whether private or governmental, for the purpose of inducing or rewarding any favorable action by the customer in any commercial transaction; or any governmental entity, for the purpose of inducing or rewarding action (or withholding of action) by a governmental entity in any governmental matter;

•
any governmental official, political party or official of such party, or any candidate for political office, for the purpose of inducing or rewarding favorable action (or withholding of action) or the exercise of influence by such official, party or candidate in any commercial transaction or in any governmental matter.

In utilizing consultants, agents, sales representatives or others, the Company will employ only reputable, qualified individuals or firms under compensation arrangements which are reasonable in relation to the services performed. The CEO will issue from time to time criteria and procedures to be utilized in international transactions with respect to the selection and compensation of sales representatives. Consultants, agents or representatives retained in relation to the provision of services to the federal government must agree to comply with all laws, regulations and Company policies governing employee conduct.

The provisions of this section are not intended to apply to ordinary and reasonable business entertainment or gifts not of substantial value, customary in local business relationships and not in violation of law as applied in that environment. In some countries (but not in all countries and particularly not in the United States), it may be acceptable to make such insubstantial gifts to minor government officials where customary in order to expedite or secure routine administrative action required in the orderly conduct of operations. Management is expected to exercise sound discretion and control in authorizing such business entertainment and gifts.

When customer organizations, governmental agencies, or others have published policies intended to provide guidance with respect to acceptance of entertainment, gifts, or other business courtesies by their employees, such policies shall be respected.

4946 Haskel Ave., Encino, California  19436 □ phone: (310) 281-6094 □ Fax: (310) 281-6099

Imobolis, Inc.
July 12, 2011

Political Contributions

The Company will not make any contribution to any political party or to any candidate for political office in support of such candidacy except as provided in this Policy and as permitted by law.

In the United States, federal law strictly controls corporate involvement in the federal political process. Generally, federal law provides that no corporation may contribute anything of value to any political party or candidate in connection with any federal election.

While similar laws apply in some states and their political subdivisions, in many jurisdictions in the United States corporate contributions to candidates and political parties in connection with state and local election campaigns are lawful.

The laws governing participation by corporations in the political process of countries other than the United States vary widely. In certain countries, contributions to the political process (including contributions to political parties) are lawful and expected as a matter of good corporate citizenship.

In foreign jurisdictions and in state and local jurisdictions of the United States where corporate political contributions are lawful, contributions by the Company or by a Controlled Affiliate may be appropriate if prudent in amount and otherwise consistent with good judgment. Company contributions shall be governed by written guidelines. Contributions by a Controlled Affiliate shall also be governed by written guidelines or other form of written authority as established by the affiliate's Board of Directors. Any contribution by the Company or by a Controlled Affiliate shall comply in all respects with the provisions of local applicable law and shall be reported as part of the annual review process provided by this Policy.

This Policy is not intended to prevent the communication of Company views to legislators, governmental agencies, or to the general public with respect to existing or proposed legislation or governmental policies or practices affecting business operations. Moreover, under this Policy, reasonable costs incurred by the Company to establish or administer political action committees or activities organized to solicit voluntary political contributions from individual employees are not regarded as contributions to political parties or candidates, where such costs may lawfully be incurred by the Company.

Reports and Periodic Reviews

Any employee who is requested to make, authorize, or agree to any offer or payment which is, or may be, contrary to this Policy will promptly report such information to the employee's manager, to assigned Company legal counsel, or to the manager in the component having responsibility for financial activity.

Any employee who acquires information (for example, newspaper reports, reports from customers, or statements of individuals involved) that gives the employee reason to believe that any employee is engaged in conduct forbidden by this Policy, or that any sales representative, distributor, or other person or firm representing the Company in any transaction is engaged in the type of conduct (whether or not in connection with a transaction involving the Company or its products) which, if engaged in by an employee of the Company, would violate this Policy, will promptly report such information to the employee's manager, to assigned company legal counsel, or to the manager in the component having responsibility for financial activity.

Any manager receiving a report as cited above will promptly consult with assigned Company legal counsel and thereafter will, after appropriate investigation, take timely remedial or other action as warranted under the provisions of this Policy. Such manager will also promptly report the matter to higher management.

COMPLIANCE WITH THE ANTITRUST LAWS

Since inception, Imobolis has recognized a need to single out compliance with the antitrust laws of the United States and other countries as a subject requiring a specific Company policy. The antitrust laws are relevant to many business decisions, and the consequences of violations anywhere can be seriously injurious to the Company and to the individuals involved.

Several provisions of the antitrust laws of the United States contain penal provisions under which employees who authorize or engage in acts in violation of such laws are personally subject to substantial fines and imprisonment. There are also in existence a number of antitrust decrees affecting the Company and its employees. Violation of any one of the provisions of these decrees is an offense which may subject the Company and the individuals involved to severe penalties.

4946 Haskel Ave., Encino, California  19436 □ phone: (310) 281-6094 □ Fax: (310) 281-6099

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Each manager must accept the challenge to have the Company excel competitively at the point of market confrontation; for, apart from legal penalties, Company growth and profitability objectives would be frustrated by arrangements with other business firms which restrict its competitive initiative.

Officers, managers and other key employees are expected to develop in employees a sense of commitment to comply with this policy. The antitrust compliance environment within such a key employee's assigned area of responsibility will be a significant factor in evaluating the quality of that individual's performance.

Statement of Policy

It is the objective of the Company:

•	to comply with the antitrust laws of the United States and other countries applicable to its business operations, and

•	to hold employees in management positions personally and strictly accountable for taking the measures necessary to achieve this objective within their areas of responsibility.

Compliance With Section 1 of the Sherman Act

In furtherance of this Policy and specifically in furtherance of compliance with Section 1 of the Sherman Act:

A. No employee shall enter into any understanding or agreement--whether expressed or implied, formal or informal, written or oral--with a competitor limiting or restricting any of the following aspects of the competitive strategy of either party or of the business offering of either party to any third party or parties:

prices
costs
profits
product or service offerings
terms or conditions of sale
production or sales volume
production facilities or capacity
market share
decisions to quote or not to quote
customer or supplier classification or selection
sales territories
distribution methods

B. No employee shall enter into any understanding or agreement with a purchaser or lessee of a product sold or leased by the Company which restricts the right of the purchaser or lessee to determine the price at which to resell or lease such product; nor shall any employee enter into such an agreement when the Company is the purchaser or lessee of a product.

C. The following understandings may be in violation of the antitrust laws under certain circumstances and may be entered into by an employee of the Company only if the agreement has been reviewed by Company legal counsel in advance of execution and in the opinion of counsel is not in violation of law:

(1) Understandings with any customer or supplier which condition the sales or purchases of The Company on reciprocal purchases or sales by the customer/supplier;

(2) understandings with any purchaser or lessee of a product of the Company which in any way restrict the discretion of the customer to use or resell the product as the customer sees fit;

(3) understandings with anyone which restrict the discretion of either party to manufacture any product or provide any service, or to sell to, or buy from, any third party.

4946 Haskel Ave., Encino, California  19436 □ phone: (310) 281-6094 □ Fax: (310) 281-6099

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Discussions And Exchange Of Information With Competitors

Communication with a competitor on subjects as to which an understanding with the competitor would be illegal is, in antitrust litigation, likely to serve as important evidence of the existence of an understanding, particularly if the communication is accompanied or followed by similarity of action. The prohibitions set forth below are thus intended to avoid antitrust prosecutions which, though based on merely circumstantial evidence, may nevertheless be difficult to defend successfully.

Accordingly, no employee shall discuss with a competitor or any third party acting for a competitor, or otherwise furnish to or accept from a competitor or any third party acting for a competitor, information on any subject as to which an understanding with the competitor is prohibited by paragraph A. above on compliance with Section 1 of the Sherman Act unless, in the opinion of Company legal counsel, such discussions or transmittal of information would neither violate the antitrust laws nor furnish a reasonable basis for inferring such a violation. This paragraph does not preclude obtaining competitive information from independent third-party sources who are not acting for a competitor in transmitting the information. However, certain other legal and policy restrictions applicable to transactions with the federal government limit the competitive information that may be obtained from a third-party source.

Participation in Trade Associations and Other Meetings with Competitors

A. No employee shall attend or remain present:

(1) at any surreptitious meeting of competitors;

(2) at any meeting where there is a discussion by competitors of any subject which the Company's employee is precluded from discussing by the paragraph above on Discussions and Exchange of Information with Competitors; or

(3) at any informal meeting of competitor members of a trade association held for the purpose of discussing business matters without observing the formal procedural requirements established by such trade association for its business meetings.

B. Employees should also be aware that participation in standard development and product certification activities which impact competitors or suppliers may raise antitrust concerns. Before participating in committees or organizations which develop standards or certify products, employees should consult with Company legal counsel.

Violations of the Policy

A. Violations of the Policy are grounds for discharge or other disciplinary action, adapted to the circumstances of the particular violation and having as a primary objective furtherance of the Company's interest in preventing violations and making clear that violations are neither tolerated nor condoned.

B. Disciplinary action will be taken, not only against individuals who authorize or participate directly in a violation of the Policy, but also against:

(1) any employee who may have deliberately failed to report a violation of the Policy;

(2) any employee who may have deliberately withheld relevant and material information concerning a violation of this Policy; and

(3) the violator's managerial superiors, to the extent that the circumstances of the violation reflect inadequate leadership and lack of diligence.

C. Where an employee is accused of violating the antitrust laws, and the employee has relied in good faith on the advice of Company legal counsel after full disclosure of the material facts, no disciplinary action may be taken against the employee under this Policy; and the Company may, within the limits permitted by law, assist in the employee's defense.

4946 Haskel Ave., Encino, California  19436 □ phone: (310) 281-6094 □ Fax: (310) 281-6099

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Reports and Periodic Reviews

A. Any employee who is requested to engage in any activity which is or may be contrary to this Policy will promptly report such information to the manager whom the individual reports, or, if the employee was so directed by the manager, then to assigned Company legal counsel.

B. Any employee who acquires information that gives the employee reason to believe that any other employee is engaged in conduct forbidden by the Policy will promptly report such information to the manager to whom the employee reports or, if the manager is engaged in such conduct, then to the assigned Company legal counsel.

I [name of Employee] have received and read a copy of this Sample Code of Ethics Policy Statement, understand all of its terms and agree to be bound by the provisions contained therein.

Julian Spitari, CEO
Date:

4946 Haskel Ave., Encino, California  19436 □ phone: (310) 281-6094 □ Fax: (310) 281-6099